UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )*
Foundry Networks, Inc.

(Name of Issuer)
Common Stock, par value $ 0.0001 per share

(Title of Class of Securities)
35063R100

(CUSIP Number)
Tyler Wall
Vice President, General Counsel and Corporate Secretary
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110
(408) 333-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 21, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	35063R100

1	NAMES OF REPORTING PERSONS Brocade Communications Systems, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		11,018,223 (1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,018,223 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.604%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Does not include options to purchase an aggregate of 1,300,000 shares of common stock of Foundry Networks, Inc., which are exercisable within 60 days of July 21, 2008, held by Bobby R. Johnson, Jr. who has entered into the Voting Agreement with the reporting person as described herein. Pursuant to the terms of the Voting Agreement, in the event that any such options are exercised prior to the termination of the Voting Agreement, the underlying shares of such options would be subject to the Voting Agreement and would be voted in favor of the approval of the Merger Agreement referred to in Item 3 below and in favor of the Merger and the other transactions contemplated by the Merger Agreement as described in Item 4 below.
(2) As described herein, the reporting person has sole voting power over these shares solely with respect to the specific matters identified in the Voting Agreement and Bobby R. Johnson, Jr. retains sole voting power with respect to all other matters.
Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Brocade Communications Systems, Inc. that it is the beneficial owner of any of the shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1. SECURITY AND ISSUER
This statement on Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Foundry Common Stock”), of Foundry Networks, Inc. (“Foundry”). The principal executive offices of Foundry are located at 4980 Great America Parkway, Santa Clara, California 95054.
ITEM 2. IDENTITY AND BACKGROUND
(a) The name of the person filing this statement is Brocade Communications Systems, Inc., a Delaware corporation (“Brocade”). The principal business of Brocade is supplying storage area network equipment and data center networking solutions that help enterprises connect and manage their information.
(b) The address of the principal office and principal business of Brocade is 1745 Technology Drive, San Jose, California 95110.
(c) Set forth in Schedule I to this Schedule 13D is the name, residence or business address and present principal occupation or employment of each of Brocade’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.
(d) During the past five years, neither Brocade nor, to the knowledge of Brocade, any of the directors or executive officers of Brocade named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) In May 2007, Brocade entered into a settlement with the Securities and Exchange Commission as part of a consent decree filed in the United States District Court for the Northern District of California in connection with Brocade’s historical stock option granting practices.
In the consent decree, Brocade agreed, without admitting or denying any liability, not to violate the provisions of the U.S. securities laws in the future. Brocade also agreed to pay a penalty of $7 million to settle the complaint. The settlement concluded an investigation that began in mid-2005 into Brocade’s historical stock option granting practices and related reporting.
Except as described above, during the past five years, neither Brocade nor, to the knowledge of Brocade, any of the directors or executive officers of Brocade named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f) All of the directors and executive officers of Brocade named in Schedule I to this Schedule 13D are citizens of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
On July 21, 2008, Brocade, Falcon Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Brocade (“Merger Sub”) and Foundry entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement (including, but not limited to, the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the adoption of the Merger Agreement by the stockholders of Foundry), Merger Sub will be merged with and into Foundry, with Foundry surviving the merger (the “Merger”) as a wholly-owned subsidiary of Brocade. In the Merger, each outstanding share of Foundry Common Stock will be converted into the right to receive a combination of $18.50 in cash, without interest, and 0.0907 of a share of Brocade common stock, par value $0.001 per share, subject to adjustment for stock splits, stock dividends and similar events. See Brocade’s Current Report on Form 8-K, dated as of July 24, 2008 for a description of the Merger Agreement and the financing commitment letter entered into by Brocade in connection with the Merger Agreement.
As an inducement for Brocade to enter into the Merger Agreement, on July 21, 2008, contemporaneously with the execution of the Merger Agreement, Bobby R. Johnson Jr. (“Mr. Johnson”), the Chief Executive Officer and President of Foundry, entered into a voting agreement with and in favor of Brocade (the “Voting Agreement”) as described in Item 4 and Item 5 of this Schedule 13D. No consideration was paid in exchange for Mr. Johnson’s entering into the Voting Agreement. An aggregate of 11,018,223 shares of Foundry Common Stock are subject to the Voting Agreement. Pursuant to the Voting Agreement if Mr. Johnson acquires beneficial or record ownership of any additional shares of Foundry, such shares will also be subject to the Voting Agreement. Mr. Johnson has vested and exercisable options to purchase an aggregate of 1,300,000 shares of common stock of Foundry, which would be subject to the Voting Agreement upon exercise.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits 2.1 and 2.2, respectively, to this Schedule 13D and are incorporated herein by reference.
ITEM 4. PURPOSE OF TRANSACTION
(a) - (b) The Merger Agreement provides for the acquisition by Brocade of all of the outstanding shares of Foundry Common Stock through a merger of Merger Sub with and into Foundry, as a result of which Foundry will become a wholly-owned subsidiary of Brocade. The information contained in Item 3 is incorporated by reference herein.
Pursuant to the terms of the Voting Agreement, Mr. Johnson has granted an irrevocable proxy (the “Irrevocable Proxy”) in favor of Brocade and certain representatives of Brocade and irrevocably appointed such representatives as his attorney and proxy to vote all of the shares of Foundry Common Stock beneficially owned by him or that will be owned by him before the termination of the Voting Agreement (the “Subject Shares”) (i) in favor of the adoption of the Merger Agreement, in favor of the Merger and in favor of any other action reasonably necessary to facilitate the Merger; and (ii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any reorganization, recapitalization, dissolution or liquidation of Foundry (or any of its subsidiaries); (B) any offer or proposal contemplating or otherwise relating to a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction (1) in which Foundry (or any of its subsidiaries) is a constituent corporation, (2) in which a person acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Foundry (or any of its subsidiaries), or (3) Foundry (or any of its subsidiaries) issues securities representing more than 15% of the outstanding securities of any class of voting securities of Foundry (or any of its subsidiaries), (C) any offer or proposal contemplating or otherwise relating to a sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, consolidated net income or consolidated assets of Foundry and its subsidiaries, and (D) any other action that is intended, or that would reasonably be expected, to impede, interfere with, discourage, frustrate, delay, postpone, prevent or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.
The purpose of entering into the Voting Agreement is to facilitate the adoption of the Merger Agreement by the Foundry stockholders. Mr. Johnson’s obligations under the Voting Agreement will terminate upon the earlier to occur: (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, (iii) the termination of the Voting Agreement by mutual consent of the parties, or (iv) an amendment to the Merger Agreement that results in a decrease in the merger consideration specified in the Merger Agreement (with certain exceptions set forth in the Voting Agreement).
(c) Not applicable.
(d) Upon consummation of the Merger, Foundry will become a wholly-owned subsidiary of Brocade, and Brocade will subsequently determine the size and membership of the board of directors of Foundry and the officers of Foundry.
(e) The Merger Agreement prohibits Foundry from issuing securities, disposing of securities or changing its capitalization without prior written consent of Brocade, except under limited circumstances set forth therein. The Merger Agreement further prohibits Foundry from declaring, accruing, setting a side or paying any dividend or making any other distribution in respect of any share capital, or repurchasing, redeeming or otherwise reacquiring any share capital or other securities of Foundry without Brocade’s prior written consent except under limited circumstances set forth therein. Upon consummation of the Merger, Foundry will become a wholly-owned subsidiary of Brocade, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
(f) Upon consummation of the Merger, Foundry will become a wholly-owned subsidiary of Brocade.
(g) The Merger Agreement contains provisions that limit the ability of Foundry to engage in a transaction that would entail a change of control of Foundry during the pendency of the Merger Agreement.
(h) Upon consummation of the Merger, Foundry Common Stock will cease to be quoted on any quotation system or exchange.
(i) Upon consummation of the Merger, Foundry Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
(j) Other than as described above, Brocade currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of this Schedule 13D (although Brocade reserves the right to develop such plans).

Except as set forth in this Schedule 13D, neither Brocade, nor to the knowledge of Brocade, any of the directors or executive officers of Brocade listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.
The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreement does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits 2.1 and 2.2, respectively, to this Schedule 13D and are incorporated herein by reference.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)-(b) As described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Voting Agreement, Brocade has the sole power to vote the Subject Shares with respect to certain matters relating to the Merger as set forth in the Voting Agreement (see Item 4 of this Schedule 13D for details). The Subject Shares currently consist of 11,018,223 shares of Foundry Common Stock, which, according to Foundry, represent approximately 7.604% of the outstanding shares of Foundry Common Stock as of July 18, 2008. The Subject Shares do not include options to purchase an aggregate of 1,300,000 shares of Foundry Common Stock held by Mr. Johnson, which are exercisable within 60 days of July 21, 2008. Mr. Johnson retained the sole power to vote the Subject Shares on all matters other than those identified in the Voting Agreement. Pursuant to the Voting Agreement, and subject to limited exceptions set forth in the Voting Agreement, Mr. Johnson may not transfer, sale, pledge, encumber, grant an option with respect to, transfer or dispose any Subject Shares or any interest in any Subject Shares to any person prior to the termination of the Voting Agreement.
To Brocade’s knowledge, no shares of Foundry Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreement and the related Irrevocable Proxy.
During the past five years, to the knowledge of Brocade, no person listed on Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the past five years, to the knowledge of Brocade, no person listed on Schedule I to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.
(c) Neither Brocade nor, to the knowledge of Brocade, any director or executive officer of Brocade named in Schedule I to this Schedule 13D, has effected any transaction in shares of Foundry Common Stock during the past 60 days, except as disclosed herein.
(d) Not applicable.
(e) Not applicable.
The description contained in this Item 5 of the transactions contemplated by the Merger Agreement and the Voting Agreement does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits 2.1 and 2.2, respectively, to this Schedule 13D and are incorporated herein by reference.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
To the knowledge of Brocade there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of Foundry other than the following:
(a) The Merger Agreement, under which, among other things, Merger Sub will merge with and into Foundry, as a result of which Foundry will become a wholly-owned subsidiary of Brocade. The information contained in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.
(b) The Voting Agreement. The information contained in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.
The description contained in this Item 6 of the transactions contemplated by the Merger Agreement and the Voting Agreement does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits 2.1 and 2.2, respectively, to this Schedule 13D and are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit
No.	Description
2.1	Agreement and Plan of Merger, dated as of July 21, 2008, by and among Brocade Communications Systems, Inc., Falcon Acquisition Sub, Inc. and Foundry Networks, Inc. (filed as Exhibit 2.1 to Brocade’s Current Report on Form 8-K, dated as of July 24, 2008, and incorporated herein by reference)

2.2	Voting Agreement, dated July 21, 2008, by and between Brocade Communications Systems, Inc. and Bobby R. Johnson, Jr., including Irrevocable Proxy, as of even date, executed by Bobby R. Johnson, Jr. (filed as Exhibit 10.1 to Brocade’s Current Report on Form 8-K, dated as of July 24, 2008, and incorporated herein by reference)
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 31, 2008

BROCADE COMMUNICATIONS SYSTEMS, INC.
/s/ Tom MacMitchell
Name:	Tom MacMitchell
Title:	Assistant Secretary

SCHEDULE I
EXECUTIVE OFFICERS OF BROCADE
AS OF JULY 31, 2008

PRINCIPAL OCCUPATION
NAME	OR EMPLOYMENT
Michael Klayko	Chief Executive Officer and Director
Richard Deranleau	Chief Financial Officer and Vice President, Finance
Tejinder (TJ) Grewal	Vice President, Corporate Development
Hugues Meyrath	Vice President and General Manager, Support, Services and Solutions (SSS)
Luc Moyen	Vice President and General Manager, Server Edge and Storage (SES)
Tyler Wall	Vice President, General Counsel and Corporate Secretary
Ian Whiting	Vice President and General Manager, Data Center Infrastructure (DCI)
All individuals named in the above table are employed by Brocade. The address of Brocade’s principal executive offices is 1745 Technology Drive, San Jose, California 95110.
DIRECTORS OF BROCADE
AS OF JULY 31, 2008

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT
John W. Gerdelman	Executive Chairman, Intelliden Corporation 535 Middlefield Rd Suite 120 Menlo Park, CA 94025 USA

David L. House	Chairman of the Board of Directors Brocade Communications Systems, Inc. 1745 Technology Drive, San Jose, California 95110

L. William Krause	President of LWK Ventures (a private investment firm) 402 25th Avenue, San Mateo, CA 94403

Renato (Renny) A. DiPentima	Director of Brocade Communications Systems, Inc. 1745 Technology Drive, San Jose, California 95110

Glenn C. Jones	Director of Brocade Communications Systems, Inc. 1745 Technology Drive, San Jose, California 95110

Michael Rose	Director of Brocade Communications Systems, Inc. 1745 Technology Drive, San Jose, California 95110

Sanjay Vaswani	Managing partner of the Center for Corporate Innovation, Inc. 11835 West Olympic Boulevard, Suite 835 Los Angeles, CA 90064

EXHIBIT INDEX

Exhibit
No.	Description
2.1	Agreement and Plan of Merger, dated as of July 21, 2008, by and among Brocade Communications Systems, Inc., Falcon Acquisition Sub, Inc. and Foundry Networks, Inc. (filed as Exhibit 2.1 to Brocade’s Current Report on Form 8-K, dated as of July 24, 2008, and incorporated herein by reference)

2.2	Voting Agreement, dated July 21, 2008, by and between Brocade Communications Systems, Inc. and Bobby R. Johnson, Jr., including Irrevocable Proxy, as of even date, executed by Bobby R. Johnson, Jr. (filed as Exhibit 10.1 to Brocade’s Current Report on Form 8-K, dated as of July 24, 2008, and incorporated herein by reference)